


05056555


SEC MAIL PROCESSING
RECEIVED
MAY 24 2005
WASH. D.C. 203 SECTION

Wireless Telecom Group, Inc. 2004 Annual Report



Dear Shareholders,

The year 2004 was marked by major strategic and operational accomplishments, along with continued strong growth in revenues and profits. Revenues increased 12% to $22.1 million, and net income increased 32% to $2.3 million over the previous year. We provided shareholders with $2.1 million in dividend payments and continued to invest in our future development of new products as well as the identification of growth opportunities through acquisitions. In the first quarter of 2004 our results of operations included a special management restructuring charge, otherwise net income for the year would have been approximately $2.8 million or 61% over last year.

In 2004 we continued to improve operating efficiencies within the company's three divisions. We completed the move of our Microlab operations to our Parsippany location and now all divisions are enjoying the efficiencies of operating in one location. With further consolidation and improved efficiencies within the company, we expect to remain profitable.

We anticipate the development of a High Definition "HD" Radio technology test system will be completed by mid-year 2005. The HD Radio test system will service production lines for HD radio manufacturers. The existing limited market is expected to increase dramatically over the next few years as the demand for radios with HD technology increases.

The forthcoming acquisition of Willtek Communications GmbH, subject to shareholder approval, will provide WTT with a broader global reach and provide new and exciting products in commercial wireless communications. Willtek is expected to more than double our revenues and with the proposed cost reduction plan of Willtek coupled with the anticipated synergies of the acquisition, we hope to add to the profitability of the company.

Our expectations for the upcoming year are to remain profitable and to continue our policy of paying dividends to our shareholders.

We are looking forward to the continuation of our growth in revenue and profits as well as the improvement of shareholder value. Our history has demonstrated that we have consistently delivered profits and we hope this will remain so. We appreciate your support and patience as we explore new opportunities for growth in this exciting time of your company.

We have the will and dedication; all we need is your trust.



Gary Simonyan
Chief Executive Officer



Paul Genova
President and Chief Financial Officer

Selected Financial Data

The selected financial data presented below as of December 31, 2004, 2003, 2002, 2001 and 2000 was derived from the Company's financial statements after restatement for the merger with Boonton Electronics Corporation. The Selected Statement of Operations Data and the Selected Per Share Data for 2004, 2003 and 2002 includes the results of Microlab/FXR. The Selected Balance Sheet Data for 2004, 2003, 2002 and 2001 also includes the balances of Microlab/FXR. The information set forth below is qualified in its entirety by reference to, and should be read in conjunction with, the financial statements and related notes contained elsewhere in this Annual Report.

	2004	2003	2002	2001	2000
Selected Statement of Operations Data:					
Net sales	**$22,105,207**	$19,724,240	$20,747,707	$19,041,838	$18,450,518
Income from continuing operations before income taxes	**2,620,877**	2,575,577	2,590,768	3,279,271	3,362,702
Provision for income taxes	**289,400**	812,582	823,150	2,062,000	1,231,462
Net income from continuing operations	**$ 2,331,477**	$ 1,762,995	$ 1,767,618	$ 1,217,271	$ 2,131,240
Selected Per Share Data:					
Net income from continuing operations per common share—diluted	**$ .13**	$ .10	$ .10	$ .07	$ .11
Shares used in computation of earnings per share—diluted	**17,578,185**	17,113,472	17,340,264	18,046,498	19,724,188
Cash dividends per common share	**$ .12**	$ .09	$ .08	$ .04	$ .00
Selected Balance Sheet Data:					
Working capital	**$23,559,525**	$23,971,858	$23,510,803	$23,318,264	$27,553,331
Total assets	**35,406,868**	33,624,211	32,215,596	32,905,258	37,656,273
Total liabilities	**5,928,036**	5,404,159	4,328,638	4,798,158	5,273,235
Shareholders' equity	**$29,478,832**	$28,220,052	$27,886,958	$28,107,100	$32,383,038

Management's Discussion and Analysis of Financial Condition and Results of Operations

INTRODUCTION

Wireless Telecom Group, Inc., and its operating subsidiaries, Boonton Electronics Corporation and Microlab/FXR (collectively, the Company), develop, manufacture and market a wide variety of electronic noise sources, electronic testing and measuring instruments including power meters, voltmeters and modulation meters and high-power passive microwave components. The Company's products have historically been primarily used to test the performance and capability of cellular/PCS and satellite communication systems and to measure the power of RF and microwave systems. Other applications include radio, radar, wireless local area network (WLAN), digital television and high-speed digital design.

The financial information presented herein includes: (i) Consolidated Balance Sheets as of December 31, 2004 and as of December 31, 2003, (ii) Consolidated Statements of Operations for the three years ended December 31, 2004, 2003 and 2002, (iii) Consolidated Statement of Changes in Shareholders' Equity for the three years ended December 31, 2004, 2003 and 2002, and (iv) Consolidated Statements of Cash Flows for the three years ended December 31, 2004, 2003 and 2002.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report that are not historical facts, including, without limitation, the statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations," are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements may be identified by, among other things, the use of forward-looking terminology such as "believes," "expects," "intends," "plans," "may," "will," "should," "anticipates" or "continues" or the negative thereof of other variations thereon or comparable terminology, or by discussions of strategy that involve risks and uncertainties. These statements are based on the Company's current expectations of future events and are subject to a number of risks and uncertainties that may cause the Company's actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include: continued ability to maintain positive cash flow from results of operations, continued evaluation of goodwill for impairment and the Company's development and production of competitive technologies in our market sector, among others. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. These risks and uncertainties are disclosed from time to time in the Company's filings with the Securities and Exchange Commission, the Company's press releases and in oral statements made by or with the approval of authorized personnel. The Company assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

The following discussion and analysis provides information to which the Company's management believes is relevant to an assessment and understanding of the Company's results of operations and financial condition. This information is presented after restatement for the merger with Boonton and the acquisition of Microlab/FXR on December 21, 2001. Microlab/FXR's Balance Sheets are included in the Consolidated Balance Sheets at December 31, 2004 and 2003. Microlab/FXR's results of operations and cash flows for the years ended December 31, 2004, 2003 and 2002 are included in the Consolidated Statements of Operations and Cash Flows, and Management's Discussion and Analysis of Operations. This discussion should be read in conjunction with the financial statements and notes thereto included elsewhere herein.

CRITICAL ACCOUNTING POLICIES

Management's Discussion and Analysis of Financial Condition and Results of Operations are based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses for each period. The following represents a summary of the Company's critical accounting policies, defined as those policies that the Company believes are: (a) the most important to the portrayal of our financial condition and results of operations, and (b) that require management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. Estimates and assumptions are made by management to assess the overall likelihood that an accounting estimate or assumption may require adjustment. Management assumptions have been reasonably accurate in the past, and future estimates or assumptions are likely to be calculated on the same basis.

Allowances for Doubtful Accounts:

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. A key consideration in estimating the allowance for doubtful accounts has been, and will continue to be, our customers' payment history and aging of their accounts receivable balance. For example, based upon our receivable balances, for every additional 1% increase needed in our reserve, we will have to increase our allowance by approximately $32,000 and record a similar charge to operations.

Income Taxes:
As part of the process of preparing the consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The process incorporates an assessment of the current tax exposure together with temporary differences resulting from different treatment of transactions for tax and financial statement purposes. Such differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheets. The recovery of deferred tax assets from future taxable income must be assessed and, to the extent that recovery is not likely, the Company establishes a valuation allowance. Increases in valuation allowances result in the recording of additional tax expense. Further, if the ultimate tax liability differs from the periodic tax provision reflected in the consolidated statements of operations, additional tax expense may be recorded. Our deferred tax asset at December 31, 2004, aggregates approximately $1,085,000. We must continue to be profitable in order to be able to utilize this asset in future periods.

Valuation of Long-Lived Assets:
The Company assesses the potential impairment of long-lived tangible and intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Long-lived assets, other than goodwill, are reviewed for impairment not less than annually and whenever events or changes in circumstances indicate that the carrying value of any such asset may be impaired. The Company's management evaluates the recoverability of such assets by estimating future cash flows. If the sum of the undiscounted cash flows, expected to result from the use of the assets and their eventual disposition, is less than the carrying amount of the assets, management will recognize an impairment loss to the extent of the excess of the carrying amount of the assets over the discounted cash flow.

Statement of Financial Accounting Standards (SFAS) No. 142 requires that the Company perform an assessment of whether there is an indication that goodwill is impaired on an annual basis unless events or circumstances warrant a more frequent assessment. The impairment assessment involves, among other things, an estimation of the fair value of the reporting unit based on the discounted cash flow methodology. Significant assumptions used in our analysis include annual revenue growth rate from 8% to 13% and a discount rate of approximately 18%. If the assessment indicates that the fair value is less than the carrying value, then the goodwill would be subject to an impairment loss adjustment.

If the impairment review of goodwill, intangible assets, and other long-lived assets differ significantly from actual results, it could have a material adverse effect on the Company's results of operations and financial condition.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2004 COMPARED TO 2003

Net sales for the year ended December 31, 2004 were $22,105,207 as compared to $19,724,240 for the year ended 2003, an increase of $2,380,967 or 12.1%. This increase was primarily the result of increased sales activity in 2004 of the Company's peak power meter instruments—mainly due to upgrades to on-hand inventory, which primarily consisted of improved screen displays utilizing liquid crystal displays (LCD) in place of the cathode ray tube (CRT) screen displays. Additionally, increased sales for certain existing and potential customers, in part, were due to the Company's continuous efforts to publicize the advantages and many applications of our products on a commercial basis. We anticipate that these product upgrades will continue to result in increased sales in future years, although there can be no assurance that this will be the case. These product upgrades had no effect on our valuation of existing inventory or the calculation of our reserve for obsolescence.

The Company's gross profit on net sales for the year ended December 31, 2004 was $11,783,291 or 53.3% as compared to $10,259,362 or 52.0% as reported in the previous year. Gross profit margins are higher in 2004 than in 2003 primarily due to higher sales volume, the result of increased demand for the Company's products, and lower manufacturing labor and direct overhead costs. Additionally, the Company completed its consolidation in the third quarter of 2004, thus lowering duplicate overhead costs. Prices have remained relatively stable along with modest increases in manufacturing labor costs. The Company can experience variations in gross profit based upon the mix of product sales as well as variations due to revenue volume and economies of scale. The Company continues to rigidly monitor costs associated with material acquisition, manufacturing and production.

Operating expenses for the year ended December 31, 2004 were $9,461,819 or 42.8% of net sales as compared to $8,125,284 or 41.2% of net sales for the year ended December 31, 2003. For the year ended December 31, 2004 as compared to the prior year, operating expenses increased in dollars by $1,336,535. The increases in amount and percentage are primarily due to a one-time payout to the Company's former CEO, increased efforts in sales and marketing in 2004 including the addition of sales personnel, and an increased marketing campaign.

Interest income increased by $39,119 for the year ended December 31, 2004. This increase was primarily due to increased returns on short-term investments in 2004. Other income decreased by $184,140 for the year ended December 31, 2004. This decrease was primarily due to realized losses in a working capital management account, classified as cash equivalents due to the fact that they were highly liquid and readily convertible to cash, and intended to be liquidated by the Company on a short-term basis.

Net income was $2,331,477 or $.13 per share on a diluted basis for the year ended December 31, 2004 as compared to $1,762,995 or $.10 per share on a diluted basis for the year ended December 31, 2003, an increase of $568,482 or 32.2%.

RESULTS OF OPERATIONS YEAR ENDED DECEMBER 31, 2003 COMPARED TO 2002

Net sales for the year ended December 31, 2003 were $19,724,240 as compared to $20,747,707 for 2002, a decrease of $1,023,467 or 4.9%. This decrease was primarily due to a slight reduction in demand for the Company's passive microwave components by two foreign customers, one of which temporarily reduced its technology spending and the other no longer purchases microwave components from the company.

The Company's gross profit on net sales for the year ended December 31, 2003 was $10,259,362 or 52.0% as compared to $10,466,842 or 50.4% as reported in the previous year. Gross profit margins are higher in 2003 than in 2002 primarily due to higher gross margins at Noise Com and Boonton. Historically, Noise Com and Boonton have reported higher gross margins due to the nature of their products, active RF and microwave instrumentation, compared to passive devices, which are more competitive in pricing. Management expects these margins to continue in current operations. The Company can experience variations in gross profit based upon the mix of product sales as well as variations due to revenue volume and economies of scale. The Company continues to rigidly monitor costs associated with material acquisition, manufacturing and production.

Operating expenses for the year ended December 31, 2003 were $8,125,284 or 41.2% of net sales as compared to $7,678,996 or 37.0% of net sales for the year ended December 31, 2002. For the year ended December 31, 2003 as compared to the prior year, operating expenses increased in dollars by $446,288. The increases in amount and percentage are primarily due to increased efforts in sales and marketing in 2003 including the addition of sales personnel and an increased marketing campaign. The increase was also due to focused spending on the research and development of new products.

Interest income increased by $170,250 for the year ended December 31, 2003. The increase was primarily due to increased returns on short-term investments in 2003. Other income increased by $465,611 for the year ended December 31, 2003. This increase was primarily due to declining interest rates on short-term investments in 2002 and a one-time write down in 2002 of an investment in a non-affiliated company.

Net income was $1,762,995 or $.10 per share on a diluted basis, for the year ended December 31, 2003 as compared to $1,767,618 or $.10 per share on a diluted basis, for the year ended December 31, 2002.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital has decreased by $412,333 to $23,559,525 at December 31, 2004, from $23,971,858 at December 31, 2003. At December 31, 2004, the Company had a current ratio of 9.6 to 1, and a ratio of debt to net worth of .20 to 1. At December 31, 2003, the Company had a current ratio of 11.9 to 1, and a ratio of debt to net worth of .19 to 1.

Net cash provided from operations has allowed the Company to meet its liquidity requirements, research and development activities and capital expenditures. Operating activities provided $2,281,169 in cash for the year ending December 31, 2004 compared to $2,661,582 and $3,093,762 in cash flows for the years ending December 31, 2003 and 2002, respectively. For 2004, cash provided by operations was primarily due to net income, a decrease in prepaid expenses and other current assets, an increase in accounts payable and accrued expenses, and a non-cash adjustment for depreciation and amortization, partially offset by an increase in inventories and a non-cash adjustment for deferred income tax benefit. For 2003, cash provided by operations was primarily due to net income, an increase in accounts payable and accrued expenses, and a non-cash adjustment for depreciation and amortization, partially offset by an increase in inventories. For 2002, cash provided by operations was primarily due to net income, a decrease in inventories, a non-cash adjustment for depreciation and amortization and a non-cash adjustment for the write-down on an investment, partially offset by a decrease in accounts payable and accrued expenses and an increase in accounts receivable.

The Company has historically been able to turn over its accounts receivable approximately every two months. This average collection period has been sufficient to provide the working capital and liquidity necessary to operate the Company.

The Company is aware of a potential event that might impact its liquidity in 2005, relating to the lease of the space it occupies in Hanover Township, Parsippany, New Jersey. The ten-year lease, which expires in 2011, provides for the Company, at its option, to terminate the lease on September 30, 2006. The exercise of this option requires a one-year advance notice and the payment of $205,500. At this time, the Company does not expect to exercise this option or have to pay this amount.

Net cash used for investing activities for 2004 amounted to $1,650,092 compared to $451,695 and $686,775 for the years ending December 31, 2003 and 2002, respectively. For the year ended December 31, 2004, the primary use of cash was for capital expenditures and for costs associated with a potential acquisition. In 2003 and 2002, the primary use of cash was for capital expenditures.

Net cash used for financing activities was $1,113,026, $1,467,302 and $2,022,447 for the years ending December 31, 2004, 2003 and 2002, respectively. In 2004, the primary use of this cash was for the payment of dividends. In 2003 and 2002, the primary uses of this cash were for the payment of dividends and for the acquisition of treasury stock. Cash outlays were partially offset by proceeds from the exercise of stock options in 2004, 2003 and 2002.

For details of dividends paid in the years ended December 31, 2004 and 2003, refer to Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities. It is the Company's present intention to maintain a quarterly dividend policy.

TABLE OF CONTRACTUAL OBLIGATIONS

		Payments Due by Period			
	Total	Less Than 1 Year	1–3 Years	4–5 Years	More Than 5 Years
Long-Term Debt	$3,088,880	$ 43,485	$ 97,448	$ 113,301	$2,834,646
Operating Lease	3,061,900	418,917	875,917	929,233	837,833
Equipment Lease	212,908	53,113	104,496	55,299	—
	$6,363,688	$515,515	$1,077,861	$1,097,833	$3,672,479

The Company believes that its financial resources from working capital provided by operations are adequate to meet its current needs.

INFLATION AND SEASONALITY

The Company does not anticipate that inflation will significantly impact its business nor does it believe that its business is seasonal.

Consolidated Balance Sheets

	December 31,	
	2004	2003
ASSETS		
Current Assets:		
Cash and cash equivalents	**$15,783,816**	$16,265,765
Accounts receivable—net of allowance for doubtful accounts of $190,155 and $175,399 for 2004 and 2003, respectively	**3,196,750**	3,076,080
Inventories	**6,780,445**	5,903,191
Current portion of deferred tax benefit	**198,266**	264,880
Prepaid expenses and other current assets	**338,144**	665,366
Total Current Assets	**26,297,421**	26,175,282
Property, Plant and Equipment—Net	**5,937,788**	5,528,931
Other Assets:		
Goodwill	**1,351,392**	1,351,392
Deferred tax benefit	**886,741**	383,861
Other assets	**933,526**	184,745
Total Other Assets	**3,171,659**	1,919,998
Total Assets	**$35,406,868**	$33,624,211
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 1,915,707**	$ 1,795,658
Accrued expenses and other current liabilities	**778,704**	367,437
Current portion of mortgage payable	**43,485**	40,329
Total Current Liabilities	**2,737,896**	2,203,424
Long-Term Liabilities:		
Mortgage payable	**3,045,395**	3,088,880
Deferred rent payable	**144,745**	111,855
Total Long-Term Liabilities	**3,190,140**	3,200,735
Commitments and Contingencies		
Shareholders' Equity:		
Preferred stock, $.01 par value, 2,000,000 shares authorized, none issued	—	—
Common stock, $.01 par value, 75,000,000 shares authorized, 20,511,001 and 19,992,378 shares issued for 2004 and 2003, respectively, 17,461,301 and 16,942,678 shares outstanding for 2004 and 2003, respectively	**205,110**	199,924
Additional paid-in capital	**14,086,756**	13,100,857
Retained earnings	**22,888,395**	22,620,700
Treasury stock, at cost—3,049,700 shares	**(7,701,429)**	(7,701,429)
	29,478,832	28,220,052
Total Liabilities and Shareholders' Equity	**$35,406,868**	$33,624,211

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Operations

	For the Year Ended December 31,		
	2004	2003	2002
Net Sales	**$22,105,207**	$19,724,240	$20,747,707
Costs and Expenses:			
Cost of sales	**10,321,916**	9,464,878	10,280,865
Selling, general and administrative expenses	**9,461,819**	8,125,284	7,678,996
Interest (income)	**(418,017)**	(378,898)	(208,648)
Interest expense	**235,206**	238,133	240,849
Other (income) expense	**(116,594)**	(300,734)	164,877
Total Costs and Expenses	**19,484,330**	17,148,663	18,156,939
Income Before Provision for Income Taxes	**2,620,877**	2,575,577	2,590,768
Provision for income taxes	**289,400**	812,582	823,150
Net Income	**$ 2,331,477**	$ 1,762,995	$ 1,767,618
Net Income Per Common Share:			
Basic	**$ 0.14**	$ 0.10	$ 0.10
Diluted	**$ 0.13**	$ 0.10	$ 0.10
Weighted Average Common Shares Outstanding:			
Basic	**17,192,728**	16,904,036	17,080,648
Diluted	**17,578,185**	17,113,472	17,340,264

The accompanying notes are an integral part of these financial statements.

Consolidated Statement of Changes in Shareholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock at Cost	Total
Balance at December 31, 2001	$ 198,077	$ 12,792,657	$ 21,979,416	$ (6,863,050)	$ 28,107,100
Dividends—$.08 per share	—	—	(1,367,701)	—	(1,367,701)
Stock options exercised	677	111,932	—	—	112,609
Purchase of treasury stock	—	—	—	(732,668)	(732,668)
Net income	—	—	1,767,618	—	1,767,618
Balance at December 31, 2002	198,754	12,904,589	22,379,333	(7,595,718)	27,886,958
Dividends—$.09 per share	—	—	(1,521,628)	—	(1,521,628)
Stock options exercised	1,170	196,268	—	—	197,438
Purchase of treasury stock	—	—	—	(105,711)	(105,711)
Net income	—	—	1,762,995	—	1,762,995
Balance at December 31, 2003	199,924	13,100,857	22,620,700	(7,701,429)	28,220,052
Dividends—$.12 per share	**—**	**—**	**(2,063,782)**	**—**	**(2,063,782)**
Stock options exercised	**5,186**	**985,899**	**—**	**—**	**991,085**
Net income	**—**	**—**	**2,331,477**	**—**	**2,331,477**
Balance at December 31, 2004	**$205,110**	**$14,086,756**	**$22,888,395**	**$(7,701,429)**	**$29,478,832**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

	For the Year Ended December 31,		
	2004	2003	2002
Cash Flow from Operating Activities:			
Net income	**$ 2,331,477**	$ 1,762,995	$ 1,767,618
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**491,257**	497,599	592,611
Deferred rent	**32,890**	68,478	—
Deferred income (benefit) taxes	**(436,266)**	(155,785)	11,971
Provision for losses on accounts receivable	**14,756**	(439)	11,889
Write down of investment—other assets	—	—	499,000
Other income	—	—	(11,096)
Changes in assets and liabilities:			
(Increase) decrease in accounts receivable	**(135,426)**	12,343	(232,334)
(Increase) decrease in inventory	**(877,255)**	(418,568)	831,463
Decrease (increase) in prepaid expenses and other current assets	**328,420**	(149,485)	46,378
Increase (decrease) in accounts payable and accrued expenses	**531,316**	1,044,444	(423,738)
Net Cash Provided by Operating Activities	**2,281,169**	2,661,582	3,093,762
Cash Flows from Investing Activities:			
Costs associated with potential acquisition	**(787,119)**	—	—
Purchase of investment—other assets	—	—	(16,000)
Capital expenditures	**(896,913)**	(450,816)	(666,072)
Officers' life insurance	**33,940**	(879)	(4,703)
Net Cash (Used for) Investing Activities	**(1,650,092)**	(451,695)	(686,775)
Cash Flows from Financing Activities			
Payments of mortgage note	**(40,329)**	(37,401)	(34,687)
Dividends paid	**(2,063,782)**	(1,521,627)	(1,367,701)
Proceeds from exercise of stock options	**991,085**	197,437	112,609
Acquisition of treasury stock	—	(105,711)	(732,668)
Net Cash (Used for) Financing Activities	**(1,113,026)**	(1,467,302)	(2,022,447)
Net (Decrease) Increase in Cash and Cash Equivalents	**(481,949)**	742,585	384,540
Cash and cash equivalents, at beginning of year	**16,265,765**	15,523,180	15,138,640
Cash and Cash Equivalents, at End of Year	**$15,783,816**	$16,265,765	$15,523,180
Supplemental Information:			
Cash paid during the year for:			
Taxes	**$ 772,336**	$ 195,039	$ 869,580
Interest	**$ 235,206**	$ 238,133	$ 240,849

The accompanying notes are an integral part of these financial statements.

NOTE 1—DESCRIPTION OF COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Basis of Presentation:
Wireless Telecom Group, Inc. and Subsidiaries (the Company), develops and manufactures a wide variety of electronic noise sources, testing and measurement instruments and high-power, passive microwave components, which it sells to customers throughout the United States and worldwide through its foreign sales corporation and foreign distributors to commercial and government customers in the electronics industry. The consolidated financial statements include the accounts of Wireless Telecom Group, Inc. and its wholly-owned subsidiaries, Boonton Electronics Corporation, Microlab/FXR, WTG Foreign Sales Corporation and NC Mahwah, Inc.

Use of Estimates:
In preparing financial statements in accordance with accounting principles generally accepted in the United States of America, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

Concentrations of Credit Risk and Fair Value:
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash investments and accounts receivable.

The Company maintains significant cash investments primarily with two financial institutions. The Company performs periodic evaluations of the relative credit rating of these institutions as part of its investment strategy.

Concentrations of credit risk with respect to accounts receivable are limited due to the Company's large customer base. However, at December 31, 2004, primarily all of the Company's receivables do pertain to the telecommunications industry.

The carrying amounts of cash and cash equivalents, trade receivables, other current assets, accounts payable and long-term debt approximate fair value.

Cash and Cash Equivalents:
The Company considers all highly liquid investments purchased with a remaining maturity of three months or less to be cash equivalents. Cash and cash equivalents consist of bank and money market accounts and commercial paper, all stated at cost, which approximates market value. As of December 31, 2004 and 2003, the Company had approximately $13,600,000 and $14,200,000 invested in commercial paper and government backed securities, respectively.

Accounts Receivable:
The Company accounts for uncollectible accounts under the allowance method. Potentially uncollectible accounts are provided for throughout the year and actual bad debts are written off to the allowance in a timely fashion.

Inventories:
Raw material inventories are stated at the lower of cost (first-in, first-out method) or market. Finished goods and work-in-process are valued at average cost of production, which includes material, labor and manufacturing expenses.

Inventories consist of:

	December 31,	
	2004	2003
Raw materials	**$4,621,649**	$4,084,932
Work-in-process	**1,203,986**	757,436
Finished goods	**954,810**	1,060,823
	$6,780,445	$5,903,191

Fixed Assets and Depreciation:
Fixed assets are reflected at cost, less accumulated depreciation. Depreciation and amortization are provided on a straight-line basis over the following useful lives:

Building and improvements	39 years
Machinery and equipment	5–10 years
Furniture and fixtures	5–10 years
Transportation equipment	3–5 years

Leasehold improvements are amortized over the term of the lease. Repairs and maintenance are charged to operations as incurred; renewals and betterments are capitalized.

Intangible Assets:
On December 21, 2001, the Company acquired Microlab/FXR, which was recorded under the purchase method of accounting for financial statement purposes. The purchase price was allocated to assets acquired and liabilities assumed based on estimated fair market value at the date of acquisition while the balance of $1,351,392 was recorded as goodwill. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," this goodwill will not be amortized, but will be tested for impairment periodically. It is the responsibility of management to test this goodwill for impairment. Management considered a number of factors, including

valuations of the future cash flows of the business. The conclusion of this valuation was that this goodwill was not impaired under the SFAS No. 142 requirements for goodwill impairment testing and consequently no adjustment to goodwill was necessary.

Revenue Recognition:
Revenue from product sales, net of trade discounts and allowances, is recognized once delivery has occurred provided that persuasive evidence of an arrangement exists, the price is fixed or determinable, and collectibility is reasonably assured. Delivery is considered to have occurred when title and risk of loss have transferred to the customer. Sales to international distributors are recognized in the same manner. There are no post-shipment obligations that exist in any sales arrangement.

Research and Development Costs:
Research and development costs are charged to operations when incurred and are included in operating expenses. The amounts charged for the years ended December 31, 2004, 2003 and 2002 were $1,946,250, $2,045,747 and $1,918,593, respectively.

Advertising Costs:
Advertising expenses are charged to operations during the year in which they are incurred and aggregated $602,216, $488,038 and $492,070 for the years ended December 31, 2004, 2003 and 2002, respectively.

Stock-Based Compensation:
The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options because the alternative fair value accounting provided for under Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation" requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility.

Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair values for these options were estimated at the date of grant using a Black-Scholes option-pricing model with the following weighted average assumptions for 2004, 2003 and 2002, respectively; risk-free interest rates of 3.5%, 2.4% and 3.5%, dividend yields of 10%, 8% and 2%; volatility factors of the expected market price of the Company's common stock of 86%, 86% and 76%; and a weighted average expected life of the options of seven years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based employee compensation:

	2004	2003	2002
Net income:			
As reported	**$2,331,477**	$1,762,995	$1,767,618
Less: stock-based compensation expense net of tax	**(117,015)**	(126,739)	(204,632)
Pro forma	**$2,214,462**	$1,636,256	$1,562,986
Basic earnings per share:			
As reported	**$ .14**	$ .10	$ .10
Pro forma	**.13**	.10	.09
Diluted earnings per share:			
As reported	**$ .13**	$ .10	$ .10
Pro forma	**.13**	.10	.09

Income Taxes:
The Company utilizes SFAS No. 109, "Accounting for Income Taxes" which requires use of the asset and liability approach of providing for income taxes. This statement requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognized the benefit of Boonton's net operating loss carryforward applying a valuation allowance, which requires that the tax benefit be limited based on the weight of available evidence and the probability that some portion of the deferred tax asset will not be realized.

Income Per Common Share:
The Company utilizes SFAS No. 128, "Earnings Per Share" (SFAS 128), which changed the method for calculating earnings per share. SFAS No. 128 requires the presentation of "basic" and "diluted" earnings per share on the face of the income statement. Income per common share is computed by dividing net income by the weighted average number of common shares and common equivalent shares outstanding during each period. Shares re-acquired by the Company and denoted as treasury stock are not included in this calculation.

Recent Accounting Pronouncements:
In November 2004, the FASB issued SFAS No. 151, "Inventory Costs." This statement amends the guidance in ARB 43 (Chapter 4—Inventory Pricing) to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). SFAS No. 151 requires that such items be recognized as current period charges. SFAS No. 151 is effective for fiscal years beginning after June 15, 2005 and is not expected to have a material impact on the Company's financial statements and results of operations.

In December 2004, the FASB issued SFAS No. 152, "Accounting for Real Estate Time-Sharing Transactions." This statement amends SFAS No. 66, "Accounting for Sales of Real Estate" and SFAS No. 67, "Accounting for Costs and Initial Rental Operations of Real Estate Projects." This standard, which is effective for financial statements for fiscal years beginning after June 15, 2005, is not applicable to the Company's current operations.

In December 2004, the FASB issued SFAS No. 153, "Exchange of Non-monetary Assets—an amendment of APB Opinion No. 29." SFAS No. 153 eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance, defined as transactions that are not expected to result in significant changes in the cash flows of the reporting entity. This statement is effective for exchanges of non-monetary assets occurring after June 15, 2005. The application of this statement is not expected to have an impact on the Company's financial statements considering the Company's intermittent participation in exchanges of non-monetary assets.

In December 2004, the FASB issued a revision of SFAS No. 123, "Share-Based Payment" (SFAS No. 123R). The statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods and services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. The statement does not change the accounting guidance for share-based payments with parties other than employees. The statement requires a public entity to measure the cost of employee service received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exception). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award (usually the vesting period). A public entity will initially measure the cost of employee services received in exchange for an award of a liability instrument based on its current fair value; the fair value of that award will be re-measured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period will be recognized as compensation over that period. The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of these instruments. The Company believes this pronouncement, which is effective for periods beginning after December 15, 2005, will not have a material effect on their financial position.

Reclassifications:
Certain prior years' information has been reclassified to conform to the current year's reporting presentation.

NOTE 2—PROPERTY, PLANT AND EQUIPMENT:
Property, plant and equipment consists of the following:

	December 31,	
	2004	2003
Building and improvements	**$3,557,186**	$3,557,186
Machinery and equipment	**3,488,681**	3,018,939
Furniture and fixtures	**613,563**	600,926
Transportation equipment	**148,429**	91,841
Leasehold improvements	**1,155,230**	797,282
	8,963,089	8,066,174
Less: accumulated depreciation and amortization	**3,725,301**	3,237,243
	5,237,788	4,828,931
Add: land	**700,000**	700,000
	$5,937,788	$5,528,931

NOTE 3—OTHER ASSETS:

Other assets include the costs associated with a potential acquisition of $787,119 in 2004, an investment in equity securities of a non-affiliated company and security deposits relating to the Company's leased properties. In early 2000, the Company invested $500,000 in an investment bank focused on technology start-ups. In December 2002 the investment was determined to be substantially overvalued and a write down of $499,000 was recorded as other expense. The Company does not have any other investments in equity securities.

NOTE 4—MORTGAGE PAYABLE:

In December 1999, the Company exercised its option to purchase a facility, which was previously being leased, for a purchase price of $4,225,000 (including land). At the time of closing, the Company assumed the mortgage note, on this property, in the amount of $3,263,510. This note bears interest at an annual rate of 7.45%, requires monthly payments of principal and interest of $23,750 and matures in August 2013.

Maturities of mortgage principal payments for the next five years are $43,485, $46,889, $50,559, $54,517, and $58,784, respectively, and $2,834,646 thereafter.

NOTE 5—SHAREHOLDERS' EQUITY:

The Company paid quarterly cash dividends aggregating $2,063,782, $1,521,627 and $1,367,701 for the years ending December 31, 2004, 2003 and 2002, respectively.

The Company's 1995 Incentive Stock Option Plan (the Plan) has authorized the grant of options, to purchase up to a maximum of 1,750,000 shares of common stock, to officers and other key employees. Prior to 1995, the Company had established an Incentive Stock Option Plan under which options to purchase up to 1,500,000 shares of common stock were available to be granted to officers and other key employees. All options granted have 10-year terms and vest and become fully exercisable after a maximum of five years from the date of grant.

During 2000, the stockholders approved the Company's 2000 Stock Option Plan. The 2000 Plan provides for the grant of ISOs and NQSOs in compliance with the Code to employees, officers, directors, consultants and advisors of the Company who are expected to contribute to the Company's future growth and success. 1,500,000 shares of Common Stock are reserved for issuance upon the exercise of options under the 2000 Plan. All options granted have 10-year terms and vest and become fully exercisable after a maximum of five years from the date of grant. Under the Company's stock option plans, options may be granted to purchase shares of the Company's common stock exercisable at prices generally equal to the fair market value on the date of the grant.

A summary of stock option activity, and related information for the years ended December 31 follows:

	Options	Weighted Average Exercise Price
Outstanding, December 31, 2001	2,297,580	$ 2.51
Weighted average fair value of options granted during the year		2.51
Granted	465,000	2.31
Exercised	(59,867)	1.88
Canceled	(56,000)	2.50
Outstanding, December 31, 2002	2,646,713	2.49
Weighted average fair value of options granted during the year		0.86
Granted	265,000	2.14
Exercised	(117,000)	1.69
Canceled	(321,633)	2.70
Outstanding, December 31, 2003	2,473,080	2.47
Weighted average fair value of options granted during the year		**1.06**
Granted	**130,000**	**2.90**
Exercised	**(518,623)**	**1.91**
Cancelled	**(340,360)**	**2.54**
Outstanding, December 31, 2004	**1,744,097**	**$2.52**
Options Exercisable:		
December 31, 2002	1,234,955	$ 2.63
December 31, 2003	1,524,699	2.52
December 31, 2004	**1,290,165**	**$2.69**

Exercise prices for options outstanding as of December 31, 2004 ranged from $1.69 to $6.75. The weighted average remaining contractual life of these options is seven years.

The options outstanding as of December 31, 2004 are summarized as follows:

Options outstanding:

Range of Exercise Prices	Weighted Average Exercise Price	Options Outstanding	Weighted Average Remaining Life
$1.69–$2.25	$2.01	550,810	6.3 years
$2.37–$3.13	$2.73	1,089,887	6.0 years
$4.17–$6.75	$5.25	103,400	.6 years
		1,744,097	

Options exercisable:

Range of Exercise Prices	Weighted Average Exercise Price	Options Exercisable
$1.69–$2.25	$1.99	417,310
$2.37–$3.13	$2.73	769,455
$4.17–$6.75	$5.25	103,400
		1,290,165

Equity Compensation Plans:

The following table summarizes information, as of December 31, 2004, relating to equity compensation plans of the Company pursuant to which grants of options or other rights to acquire shares may be granted from time to time:

	Equity Compensation Plan Information		
	(a)	(b)	(c)
Plan Category	Number of Securities to Be Issued upon Exercise of Outstanding Options, Warrants and Rights	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders[1]	1,744,097	$2.52	939,993
Equity compensation plans not approved by security holders	0	0	0
Total	1,744,097	$2.52	939,993

(1) These plans include the Company's 1995 and 2000 Stock Option Plans.

NOTE 6—OPERATIONAL INFORMATION AND EXPORT SALES:

Sales:

The Company and its subsidiaries develop and manufacture various types of electronic test equipment and are aggregated into a single operating segment based on similar economic characteristics, products, services, customers, U.S. Government regulatory requirements, manufacturing processes and distribution channels. All of the Company's assets are domestic.

For the year ended December 31, 2004, no customer accounted for more than 10% of total sales. For the year ended 2003, one customer accounted for 11% of total sales. For the year ended 2002, no customer accounted for more than 10% of total sales.

In addition to its in-house sales staff, the Company uses various manufacturers' representatives to sell its products. For the year ended December 31, 2004, one representative accounted for more than 10% of total sales. In 2003 and 2002, no representative accounted for more than 10% of total sales.

Export sales, which are all transacted in U.S. dollars, were approximately 32%, 33% and 34% of total sales for the years ended December 31, 2004, 2003 and 2002, respectively. Export sales by geographic location are as follows:

	2004	2003	2002
Asia	**$2,742,000**	$2,959,000	$3,391,000
Europe	**3,714,000**	2,921,000	3,047,000
Other	**695,000**	655,000	655,000
	$7,151,000	$6,535,000	$7,093,000

Purchases:

No third-party supplier accounted for more than 10% of the Company's total inventory purchases for 2004, 2003 or 2002.

NOTE 7—401(K) PROFIT SHARING PLAN:

During the year ended December 31, 1990, the Company adopted a resolution to institute a 401(k) profit sharing plan effective January 1, 1991, to cover all eligible employees. Company contributions to the plan for the years ended December 31, 2004, 2003 and 2002 aggregated $108,045, $106,214 and $99,947, respectively.

NOTE 8—INCOME TAXES:

The components of income tax expense related to income are as follows:

	December 31,		
	2004	2003	2002
Current:			
Federal	**$ 443,392**	$ 619,226	$553,887
State	**153,850**	355,434	193,263
Deferred:			
Federal	**(248,000)**	(155,785)	57,000
State	**(59,842)**	(6,293)	19,000
	$ 289,400	$ 812,582	$823,150

The following is a reconciliation of the maximum statutory federal tax rate to the Company's effective tax rate:

	December 31,		
	2004	2003	2002
	% of Pre-Tax Earnings	% of Pre-Tax Earnings	% of Pre-Tax Earnings
Statutory federal income tax rate	**34.0%**	34.0%	34.0%
State income tax net of federal tax benefit	**5.9**	8.3	5.4
Benefits from foreign sales	**(23.8)**	(6.1)	(6.5)
Other, including research and development credit, net operating loss	**(5.1)**	(4.7)	(1.1)
	11.0%	31.5%	31.8%

The components of deferred income taxes are as follows:

	December 31,	
	2004	2003
Deferred tax assets:		
Uniform capitalization of inventory costs for tax purposes	**$ 189,852**	$ 185,950
Allowances for doubtful accounts	**76,062**	78,930
Deferred costs	**140,000**	—
Tax effect of goodwill impairment	**500,759**	845,914
Net operating loss carryforward	**1,082,400**	1,087,602
	1,989,073	2,198,396
Valuation allowance for deferred tax assets	**(791,198)**	(1,160,109)
	1,197,875	1,038,287
Deferred tax liabilities:		
Tax over book depreciation	**(112,868)**	(389,546)
Net deferred tax asset	**$1,085,007**	$ 648,741

NOTE 9—COMMITMENTS AND CONTINGENCIES:

Warranties:

The Company provides one-year warranties on of all its products covering both parts and labor. The Company, at its option, repairs or replaces products that are defective during the warranty period if the proper preventive maintenance procedures have been followed by its customers. The costs related to these warranties are not certain and cannot be reasonably estimated. In addition, based upon past experience, these costs have been minimal and therefore, no provision for these costs has been made.

Leases:

The Company leases a 45,700 square foot facility located in Hanover Township, Parsippany, New Jersey, which is currently being used as its principal corporate headquarters and manufacturing plant. The term of the lease agreement is for ten years beginning on October 1, 2001 and ending September 30, 2011. The lease also contains an option to terminate the lease effective September 30, 2006.

The Company leased a 23,100 square foot facility located in Livingston, New Jersey, which was occupied by Microlab/FXR. The original term of the lease was for ten years commencing on March 4, 1996. During the year 2003, the Company exercised an option to cancel the original lease as of the last day of February 2004. Additionally, the Company agreed to a separate three-month lease extension through May 31, 2004 and another two-month lease extension through July 31, 2004. As of July 2004, Microlab/FXR relocated its operations to the Hanover Township, Parsippany facility.

The Company is also responsible for its proportionate share of the cost of utilities, repairs, taxes, and insurance. The future minimum lease payments are shown below:

2005	$ 418,917
2006	434,150
2007	441,767
2008	457,000
2009	472,233
Thereafter	837,833
	$3,061,900

Rent expense for the years ended December 31, 2004, 2003 and 2002 was $591,291, $663,658 and $561,361, respectively.

On July 14, 1998, the Company entered into a 15-year lease for a 44,000 square foot facility located in Mahwah, New Jersey. This new facility was leased to serve as the headquarters and manufacturing plant for one of the Company's divisions, which was sold in 1999. In December 1999, the Company exercised its option to purchase this building. In November 2000, the Company entered into an agreement to lease this property to an unrelated third party. Rental income for 2004 was $379,219. This lease, which terminates in 2013, provides for annual rental income of $379,219 throughout the lease term.

The Company leases certain equipment under operating lease arrangements. These operating leases expire in various years through 2009. All leases may be renewed at the end of their respective leasing periods. Future payments consist of the following at December 31, 2004:

2005	$ 53,113
2006	52,248
2007	52,248
2008	51,271
2009	4,028
	$212,908

Environmental Contingencies:
Following an investigation by the New Jersey Department of Environmental Protection (NJDEP) in 1982, of the waste disposal practices at a certain site formerly leased by Boonton, the Company put a ground water management plan into effect as approved by the NJDEP. Costs associated with this site are charged directly to income as incurred. The owner of this site has notified the Company that if the NJDEP investigation proves to have interfered with a sale of the property, the owner may seek to hold the Company liable for any loss it suffers as a result. However, corporate counsel has informed management that, in their opinion, the lessor would not prevail in any lawsuit filed due to the imposition by law of the statute of limitations.

Costs charged to operations in connection with the water management plan amounted to approximately $13,000 and $10,000 for the years ended December 31, 2004 and 2003, respectively. The Company estimates the expenditures in this regard for the fiscal year ending December 31, 2005 will amount to approximately $12,000. The Company will continue to be liable under the plan, in all future years, until such time as the NJDEP releases it from all obligations applicable thereto.

NOTE 10—RELATED PARTY TRANSACTIONS:
In 2004 and 2003, the Company utilized the advertising service of SGW Integrated Marketing Communications. One of the Directors of the Company, Mr. Andrew Scelba, served as President and Chairman of the Board of SGW. He retired from this position in 2000 and currently performs consulting services on a limited basis. Total fees paid to SGW in 2004 and 2003 were approximately $49,000 and $59,000, respectively.

In January 2002, the Company paid $140,000 to GALEG, LLC for its services in connection with the identification and acquisition of Microlab/FXR. Mr. Karabet "Gary" Simonyan and members of his immediate family are among the members of GALEG, LLC. Mr. Simonyan is the Company's founder, Non-Executive Chairman of the Board, Chief Executive Officer and past President. These services and compensation all occurred before Mr. Simonyan rejoined the Board as a Director in March 2002.

NOTE 11—PROPOSED ACQUISITION/SUBSEQUENT EVENTS:
On October 5, 2004, the Company entered into a stock purchase agreement (the *"Original Purchase Agreement"*) with Willtek Communications GmbH, a German private limited liability company (*"Willtek"*), Damany Holding GmbH, a German private limited liability company and the owner of approximately 20% of Willtek's outstanding capital stock (*"Damany Holding"*), and Investcorp Technology Ventures, L.P., a Cayman Islands limited partnership and the owner of approximately 80% of Willtek's outstanding capital stock (*"Investcorp"* and, together with Damany Holding, the *"Willtek Shareholders"*), pursuant to which the Company agreed to acquire all of the outstanding share capital of Willtek from the Willtek Shareholders. Willtek, based in Ismaning, Germany, is a leading provider of solutions that enable manufacturers and operators of wireless communications devices to test mobile phones, air interface, and base stations of cellular networks. Willtek's products include high-speed, state-of-the-art test and measurement solutions for handsets and wireless devices, as well as for radio frequencies and network testing tasks. Under the terms of the Original Purchase Agreement, the Company agreed to purchase all of the outstanding share capital of Willtek in exchange for an aggregate purchase price of $7,000,000 in cash and 8,000,000 shares of the Company's common stock (the *"Original Purchase Price"*). As a result of the proposed acquisition, Willtek will become a wholly-owned subsidiary of the Company.

On March 29, 2005, the Company, Willtek and the Willtek Shareholders entered into an amended and restated stock purchase agreement (the *"Amended Purchase Agreement"*), which modifies the terms of the Original Purchase Agreement. The terms were modified, in part, due to the operating results of Willtek during the past six months and the parties' desire to conserve the Company's existing cash resources. Under the terms of the Amended Purchase Agreement, the Original Purchase Price was reduced by eliminating the $7.0 million cash component. The purchase price now consists solely of 8,000,000 shares of the Company's common stock (the *"Purchase Price"*). Based on the $2.54 closing price of a share of the Company's common stock as reported on the American Stock Exchange on March 28, 2005, the dollar value of the Purchase Price is approximately $20.3 million. Based on the number of shares of the Company's common stock outstanding on March 28, 2005, giving effect to the proposed acquisition, the Willtek Shareholders would own in the aggregate approximately 31.4% of the outstanding shares of the Company's common stock. As was the case with the Original Purchase Agreement, the Amended Purchase Agreement does not provide for an adjustment in the number of shares of the Company's common stock to be issued to the Willtek Shareholders in the acquisition in the event of a fluctuation in the market price of the Company's common stock.

In connection with the acquisition, substantial changes will be made to the composition of the Company's Board of Directors and to its senior management team, including the appointment of Cyrille Damany, Willtek's current Chief Executive Officer, as the Company's new Chief Executive Officer, and the appointment of two designees of Investcorp to the Company's seven-member Board of Directors at the closing of the acquisition, one of whom will be appointed Chairman of the Board. It is currently anticipated that, at the closing of the acquisition, Karabet "Gary" Simonyan will continue to serve on the Board as Non-Executive Vice Chairman of the Board. Paul Genova, the Company's President and Chief Financial Officer, will continue as such and report directly to Mr. Damany following completion of the acquisition. Investcorp will continue to be entitled to designate up to two individuals for nomination for election to the Company's Board of Directors, provided Investcorp's level of beneficial ownership of the Company's common stock continuously equals or exceeds certain percentage thresholds.

As a result of the substantial changes that will be made to the composition of the Company's Board of Directors and to its senior management upon completion of the acquisition, the Company's compensation committee took the opportunity to evaluate senior executive employment, severance and compensation arrangements and determined to approve a severance agreement with Mr. Genova, which provides that if Mr. Genova's employment is terminated by the Company without "cause," or if Mr. Genova terminates his employment for "good reason," whether before or after the acquisition, then Mr. Genova will be entitled to receive (1) at the sole discretion of the Company, either a lump-sum cash payment equal to 75% of his annual base compensation then in effect (which, based on Mr. Genova's current annual base compensation, would be approximately $135,000), payable within 30 days after termination, or continuation of his base compensation then in effect for a period of nine months after termination, and (2) the continuation of all benefits in which he currently participates for a period of nine months following his termination. Also, the compensation committee approved the grant to Mr. Simonyan of incentive stock options to purchase 100,000 shares of the Company's common stock, at an exercise price of $2.57 per share, representing the closing price of the Company's common stock as reported on the American Stock Exchange on March 22, 2005, the date of grant. The options will vest over a period of three years from the date of grant, with one third vesting on each anniversary of the date of grant.

In connection with the Amended Purchase Agreement, Willtek entered into an amended and restated loan agreement, dated March 29, 2005, with Investcorp, pursuant to which Investcorp will waive its right to terminate an existing loan agreement, dated March 12, 2003, between Willtek and Investcorp upon completion of the acquisition and collect the 3.5 million outstanding principal amount thereunder (approximately $4.6 million), together with all interest accrued and then unpaid under the existing loan agreement at the rate of 8% per year through the closing date of the acquisition (as of February 28, 2005, approximately 478,000, or approximately $634,000). The Company signed the amended loan agreement to guarantee payment of any amounts payable by Willtek to Investcorp under the amended loan agreement. The amended loan agreement will not become effective until the closing date of the acquisition, at which time the existing loan agreement will be terminated. Under the terms of the amended loan agreement, following the acquisition, the loan will bear interest at the rate of 4% per year accruing at the end of each calendar quarter and will be due and payable in one lump sum on December 31, 2006. The amended loan agreement will not be secured by any assets of the Company or Willtek. Investcorp may terminate the amended loan agreement under certain circumstances set forth therein. The Company believes that the terms of the amended loan agreement with Investcorp are no less favorable than loan terms available from an independent third party.

Completion of the acquisition is subject to approval by the Company's shareholders, as well as other customary closing conditions. The parties have already received the required antitrust clearances in Germany. The Company's Board of Directors intends to present a proposal to approve the acquisition of Willtek by the Company and the issuance of the Company's common stock to the Willtek Shareholders in the acquisition at the Company's upcoming 2005 annual meeting of shareholders. Pending the approval of the Company's shareholders and satisfaction or, where permissible, waiver of all of the other closing conditions, the transaction is expected to close in the second or third calendar quarter of 2005.

NOTE 12—SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED):

The following is a summary of selected quarterly financial data (in thousands, except per share amounts):

	Quarter			
2004	1st	2nd	3rd	4th
Net sales	**$5,486**	**$5,584**	**$5,944**	**$5,090**
Gross profit	**3,091**	**3,028**	**3,175**	**2,488**
Operating income	**120**	**953**	**929**	**320**
Net income	**188**	**647**	**785**	**712**
Diluted net income per share	**$ .01**	**$ .04**	**$ .05**	**$ .04**

	Quarter			
2003	1st	2nd	3rd	4th
Net sales	$ 4,153	$ 4,836	$ 5,187	$ 5,549
Gross profit	2,084	2,383	2,815	2,977
Operating income	83	447	912	692
Net income	118	367	647	631
Diluted net income per share	$ .01	$ .02	$ .04	$ .04

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Wireless Telecom Group, Inc.
Parsippany, New Jersey

We have audited the accompanying Consolidated Balance Sheets of Wireless Telecom Group, Inc. as of December 31, 2004 and 2003 and the Consolidated Statements of Operations, Changes in Shareholders' Equity and Cash Flows for the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wireless Telecom Group, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

/s/ LAZAR LEVINE & FELIX LLP
LAZAR LEVINE & FELIX LLP

New York, New York
March 11, 2005, except
for Note 11, which is dated
March 29, 2005

Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The common stock of the Company has traded on the American Stock Exchange under the name Wireless Telecom Group, Inc. (Symbol: WTT) since September 12, 1994. The following table sets forth the high and low sales prices of the Company's common stock for the periods indicated as reported on the American Stock Exchange:

	High	Low
2004 Fiscal Year		
1st Quarter	**$3.85**	**$2.70**
2nd Quarter	**3.33**	**2.75**
3rd Quarter	**2.92**	**2.30**
4th Quarter	**3.15**	**2.32**
2003 Fiscal Year		
1st Quarter	$ 2.07	$ 1.63
2nd Quarter	2.51	1.93
3rd Quarter	2.83	2.12
4th Quarter	3.25	2.23

On March 24, 2005, the closing price of the common stock of the Company as reported was $2.57. On March 24, 2005, the Company had 654 stockholders of record.

In May 2001, the Company reinstated a dividend policy. The table below details quarterly dividends declared for the past two years.

	Quarterly Dividends Per Share			
	1st	2nd	3rd	4th
2004	**$.03**	**$.03**	**$.03**	**$.03**
2003	$ .02	$ .02	$ .02	$ .03

On March 18, 2005, the Company declared a cash dividend of $.03 per share. It is the Company's present intention to maintain a quarterly dividend policy.

Corporate Profile

DIRECTORS

Gary Simonyan—*Non-Executive Chairman*
Henry Bachman
Paul Genova
Michael Manza
Andrew Scelba
John Wilchek

OFFICERS

Gary Simonyan
Chief Executive Officer

Paul Genova
President, Chief Financial Officer

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company

INDEPENDENT ACCOUNTANTS

Lazar Levine & Felix, LLP

LEGAL COUNSEL

Greenberg Traurig, LLP

EXCHANGE LISTING

AMEX Symbol: WTT

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 10:00 am on June 24, 2005 at the Hilton Parsippany, One Hilton Court, Parsippany, New Jersey 07054.

A copy of the Form 10-K Report as filed with the Securities and Exchange Commission may be obtained by written request addressed to:

Reed DuBow, Secretary
Wireless Telecom Group, Inc.
25 Eastmans Road
Parsippany, NJ 07054
Phone: (973) 909-0233
Fax: (973) 909-0252
Website: www.wtt.bz

designed by curran & connors, inc. / www.curran-connors.com

Wireless Telecom Group, Inc., 25 Eastmans Road, Parsippany, New Jersey 07054
201.261.8797 Tel • 201.261.8339 Fax • www.wtt.bz

